                                            FILED PURSUANT TO RULE NO. 424(b)(3)
                                            REGISTRATION NO. 333-10749




                            ML GLOBAL HORIZONS L.P.
                  PROSPECTUS SUPPLEMENT DATED JANUARY 1, 1998
                                      TO
                        PROSPECTUS DATED APRIL 4, 1997

     As of November 30, 1997, the Net Asset Value per Unit of ML Global Horizons L.P. (the "Fund") had risen to $148.57 from the initial $100 Net Asset Value per Unit as of January 4, 1994.

                           -------------------------

     The allocation of the Fund's assets among its core Advisors as of January 1, 1998 is set forth below in the parentheses following each core Advisor's name. The accompanying Prospectus includes more detailed information concerning the core Advisors. See "The Advisors" and "The Core Advisors" in the Prospectus. Core Advisors are Advisors allocated 10% or more of the Fund's assets for management. Non-core Advisors are each allocated less than 10% of the Fund's assets for management. The particular percentage allocations to the non-core Advisors are not identified because, among other things, these allocations are subject to frequent changes both due to the effects of differential performance and to Merrill Lynch Investment Partners Inc. ("MLIP") reallocating the Fund's assets among non-core Advisors.

                                                                               Annualized     Assets Under
                                                           Worst/Best           Standard       Management          General
                                                            Monthly             Deviation          In              Strategy
                                                         Rate of Return/1/     of Return/2/   Fund Program/3/   Classification/4/
                                                         -----------------     ------------   ---------------   -----------------

Core Advisors
    ARA Portfolio Management Company, L.L.C.             (14.46)%/5//14.75%       20.9%       $137 million      Technical;
       Gamma Program (15.0%)                                                                                    trend-following
    Chesapeake Capital Corporation                       (10.98)%/15.99%          17.7%       $879 million      Technical;
       Diversified Program (37.0%)                                                                              trend-following
    John W. Henry & Company, Inc.                         (27.7)%/5//25.5%        25.6%       $1.2 billion      Technical;
       Financial and Metals Portfolio (24.0%)                                                                   trend-following

Non-Core Advisors
    Di Tomasso Group Inc.                                (23.95)%/31.45%          29.8%       $89.8 million     Discretionary;
       Equilibrium Trading Program                                                                              fundamental
    Finagra Management Inc.                               (4.07)%/0.89%           21.3%       $1.4 million      Discretionary;
       AIG Commodity Arbitrage Program/6/                                                                       fundamental
    Willowbridge Associates Inc.                         (12.67)%/31.21%          35.0%       $359 million      Discretionary;
       XLIM Program                                                                                             fundamental

       PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS.

Performance and assets under management information is current as of October 31, 1997. Performance figures are not audited.

-------------------------
/1/ The lowest and the highest monthly rate of return for the program traded for the Fund. Performance information is presented for the period from January 1, 1992 (or inception, if later) through October 31, 1997.
/2/ An annualized standard deviation of 2% and a mean return of 1% would mean that approximately two-thirds of all monthly returns during a year have historically fallen between (1)% and 3%, i.e., within a range (deviation) of 2% above or below the mean. Standard deviation is one widely-accepted measure of risk, as standard deviation indicates the variability of returns. In general, the more variable an Advisor's historical returns, the greater the risk that substantial losses have been included within the historical range of returns.
/3/ Approximate assets under management in the program traded for the Fund ("notional" funds excluded).
/4/ See "The Core Advisors" in the Prospectus for a description of these strategy classifications.
/5/ The Worst Monthly Rate of Return of any individual account, not of the program on a composite basis.
/6/ Commodity interests traded pursuant to this program may, in the future, include cash commodities for accounts other than that of the Fund; accordingly, the performance of the Fund account may differ from that of other accounts.
                           -------------------------

IN ADDITION TO THIS PROSPECTUS SUPPLEMENT, THE PROSPECTUS MUST BE ACCOMPANIED BY SUMMARY FINANCIAL INFORMATION FOR THE FUND CURRENT WITHIN 60 CALENDAR DAYS.
                           -------------------------
THE COMMODITY FUTURES TRADING COMMISSION HAS NOT PASSED UPON THE MERITS OF PARTICIPATING IN THIS POOL NOR HAS THE COMMISSION PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS SUPPLEMENT.
                           -------------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                           -------------------------

              Merrill Lynch, Pierce, Fenner & Smith Incorporated
                                 Selling Agent

                    Merrill Lynch Investment Partners Inc.
                                General Partner

General

     Futures trading is highly leveraged, as is each Advisor's trading program. See "Risk Factors" in the Prospectus.

     In considering the leverage at which the different Advisors trade and the volatility of their performance, prospective investors should recognize that due to the limited percentage of the Fund's assets allocated to each of them, none of the non-core Advisors, individually, is likely to have a material effect, over the short term, on either the overall return or the overall performance volatility of the Fund. The non-core Advisors as a group can have a significant effect on performance. However, the likely performance non-correlation among at least certain of these Advisors reduces the likelihood of any major short-term effect.

     The current non-core Advisors each receive Consulting Fees of up to 2% per annum of the Fund's assets managed by each of them, respectively, plus quarterly or annual Profit Shares of between 20% and 25% of any cumulative New Trading Profit achieved by such Advisor.

Leveraging Policy

     MLIP believes that it is advantageous for its multiple advisor pools, including the Fund, to have flexibility in the Fund's leverage policy. Consequently, while the Fund's risk/reward objectives remain unchanged, beginning in June 1997 MLIP has from time to time directed certain individual Advisors to manage their Fund accounts as if they were managing up to 50% more equity than the actual capital allocated to them. This additional leverage is subject to the condition that the Fund as a whole will not trade as if it had in excess of 20% more equity than actual capital.

     It is not possible to predict the effect upleveraging may have, particularly given the Advisors' ongoing leverage adjustments to their own trading and the anticipated non-correlation of their strategies. Increasing leverage can generally be expected to increase profit potential, risk of loss and volatility of returns. The flat-rate fees charged to the Fund continue to be based on only the actual capital allocated to trading.

     Any change by MLIP in the leverage of the Fund's trading is noted in the asset allocation tables included in the Fund's monthly reports.

                                       2